                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                              Parlex Corporation
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                               (Name of Issuer)

                    Common Stock, par value $.10 per share
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                        (Title of Class of Securities)

                                  701630-10-5
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                                (CUSIP Number)

                              Walter A. Winshall
                                3 Ferndale Road
                               Weston, MA 02193
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     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 30, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 SCHEDULE 13D

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CUSIP No. 701630-10-5                                 Page 2 of 4 Pages
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Walter A. Winshall

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS

 4    Not Applicable

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]

 5    Not Applicable

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      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    United States of America

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          282,098
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          282,098
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      282,098
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable                                                [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9%
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 701630-10-5                                    Page 3 of 4 Pages
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        This Amendment No. 4 to Schedule 13D relates to shares of common stock of Parlex Corporation ("Parlex") and is filed to amend the Schedule 13D originally filed by Walter A. Winshall with the Securities and Exchange Commission on July 21, 1997, as amended by Amendment No. 1 and Amendment No. 2, each filed with the Securities and Exchange Commission on July 21, 1997, and Amendment No. 3, Amendment No. 4 and Amendment No. 5, each filed with the Securities and Exchange Commission on November 6, 2001.

Item 2. Identity and Background


        (a)  Walter A. Winshall

        (b)  3 Ferndale Road
             Weston, MA 02193

        (c)  self-employed management consultant

        (d)  no

        (e)  no

        (f)  United States of America

Item 5. Interest in Securities of the Issuer

        (a)  282,098 shares (5.9% of the class)

        (b) sole power to vote and sole power to dispose or to direct the disposition: 282,098 shares (5.9% of class)

        (c) The Reporting Person has effected the following transactions since his most recent filing on Schedule 13D:

                    (i) July 13, 1999 -- open market sale of 3,000 shares at $15.50/share.

                    (ii) September 8, 1999 -- open market sale of 5,000 shares at $17.12/share.

                    (iii) September 27, 1999 -- open market sale of 5,000 shares at $16.00/share.

                    (iv) October 22, 1999 -- open market sale of 3,000 shares at $15.25/share.

                    (v) October 29, 1999 -- open market sale of 22,000 shares at $15.06/share.

                    (vi)  November 11, 1999 -- gift transfer of 2,000 shares.

                    (vii) November 30, 1999 -- open market sale of 10,000 shares at $18.62/share.

        (d)  Not applicable.

        (e)  Not applicable.

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CUSIP No. 701630-10-5                                    Page 4 of 4 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 6, 2001

                              /s/ Walter A. Winshall
                              ---------------------------
                              Walter A. Winshall